Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

September 16, 2011
VIA EDGAR
Mr. Kieran G. Brown
Division of Investment Management
Securities and Exchange Commission
Washington, DC 20549

Re:
DWS Strategic Income Fund (to be named, effective on or about September 22, 2011, DWS Unconstrained Income Fund) (the “Fund”), a Series of DWS Income Trust (the “Trust”) (Reg. Nos. 002-91577 and 811-04049) Post-Effective Amendment No. 58

Dear Mr. Brown,

This letter is being submitted to respond to the comments of the Staff of the Securities and Exchange Commission (“SEC”), received on September 1, 2011, relating to  the above-captioned Post-Effective Amendment filed with the SEC on July 20, 2011.

The Staff’s comments are restated below, followed by our responses.

1.  Comment:  Considering adding disclosure to Credit Risk in the Summary Prospectus regarding the risks of lower-rated securities.

Response:  Additional disclosure regarding the risks of lower-rated securities will be added to Credit Risk in the Summary Prospectus.

2.  Comment:  Considering changing the format of the Average Annual Total Returns table in the Summary Prospectus to make it more user friendly.

Response:  The format of the Average Annual Total Returns table in the Summary Prospectus will be changed to make it more user friendly pursuant to a discussion with the Staff on September 12, 2011.

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-3357.

Sincerely,

/s/Thomas H. Connors

Thomas H. Connors
Director and Senior Counsel

cc.           John Marten, Vedder Price P.C.